Exhibit 21.1

INTUITIVE SURGICAL, INC.

SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Intuitive Surgical Holdings, Inc.	Delaware, US
Endonav, Inc.	Delaware, US
INTUITIVE SURGICAL, S. DE R.L. DE C.V.	Mexico
Intuitive Surgical Sarl	Switzerland
Intuitive Surgical International Ltd.	Cayman
Intuitive Surgical S.A.S.	France
Intuitive Surgical GmbH	Germany
Intuitive Surgical SPRL	Belgium
Intuitive Surgical Limited	United Kingdom